

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631   December 7, 2015

<u>Via E-mail</u>
Kent Rodriguez
Chief Executive Officer
310 Fourth Avenue South, Suite 7000
Minneapolis, MN 55415

> **Re: AFS Holdings, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 23, 2015**
> **File No. 333-207587**

Dear Mr. Rodriguez:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2.   Given the amount and nature of your current assets and operations, it appears that you are a shell company. Please note that the definition of a shell company as set forth in Rule 405 of Regulation C under the Securities Act of 1933 does not turn on whether the company is actively pursuing a business plan. Please revise your disclosure throughout the registration statement, including the prospectus cover page, to state that you are currently a shell company, or otherwise provide us with a detailed legal analysis explaining why you would not qualify as such. Additionally, please include appropriate risk factor disclosure highlighting the limited transferability of your shares under Rule 144 of the Securities Act for shell companies.

3.	Exhibits 3.1.1, 3.1.2, 4.1, and 10.1 were electronically filed in an un-searchable format. Please amend your filing to make sure all exhibits are submitted in a text searchable format. See Section 5.1 of the EDGAR Filer Manual (Volume II), EDGAR Filing (Version 31) (June 2015), and Item 301 of Regulation S-T.

Prospectus Cover Page, page 1

4.	Please disclose here, if true, that you are not a blank check company and have no plans or intentions to engage in a business combination following this offering.

5.	Please disclose here that because there is no required number of shares to be purchased in this offering, there will be no refund.

6.	We note your disclosure that you have "not yet generated revenue." Please also disclose that you do not have any developed products.

7.	Please disclose here that you anticipate generating losses for the next twelve months.

Summary of Prospectus, page 3

8.	We note that you entered into a license agreement with Avalon. Please disclose here that as part of this agreement you are required to pay Avalon $300,000 by December 31, 2015. If you plan to use proceeds from the offering to pay for this license, please disclose that here and throughout the registration statement. Additionally, please disclose here the consequences of non-performance under this agreement.

9.	Please disclose the name of the technology that you received exclusive license to.

10.	Please disclose that you and Avalon have the same president, board of directors, and office space.

The Offering, page 3

11.	Please disclose here the amount of Series A Preferred shares you have outstanding.

Risk Factors, page 5

12.	Please add a risk factor discussing the potential effect that the 12% annual dividend Series A Preferred shareholders are entitled to will have on common stockholders.

13.	Please add a risk factor disclosing that your directors currently have voting control of 100% of the shares and will continue to have a majority until at least 78.25% of this offering is sold.

14.   Please add a risk factor disclosing that Avalon, which currently owns 95.8% of your shares and is 100% controlled by your current directors, may take unilateral action that is not in the interest of other shareholders, including with respect to the license agreement.

15.   Please add a risk factor disclosing that the license you received from Avalon may not be worth $300,000 because the license was negotiated by related parties and was not negotiated at arm's length.

Use of Proceeds, page 13

16.   We note your disclosure within Note 6 on page F-10 that you are required to pay Avalon Oil & Gas, Inc. $300,000 no later than December 31, 2015. We note that you have allocated $1.95 million of the maximum $4 million proceeds to working capital. Please expand your disclosure to clarify if you intend to use a portion of the proceeds to make the $300,000 to your parent company.

17.   We note your disclosure that if you are unable to raise enough shares "to complete [your] plan of operations, the business could fail." Please disclose this minimum threshold amount that you need to raise. Please also disclose this amount in the Summary of Prospectus and MD&A sections.

Dilution of the Price You Pay for Your Shares, page 13

18.   We note that the purchase of the Series A Preferred Stock significantly contributed to your net tangible book value as of September 30, 2015. Please tell us why you have not considered the issued and outstanding shares of Series A Preferred Stock in your calculation of the dilution to the investors in this offering. In this regard, we note the terms of any liquidating transaction on page 17.

Description of Our Business, page 18

19.   Please expand your disclosure of the licensing agreement with Avalon to include the following:
   • identify of the specific anti-corrosion technology licensed to you;
   • discuss, in detail, why the technology licensed to you is necessary to develop anti-corrosive products; and
   • discuss why there is no patent, or patent pending, for this technology.

20.   Please elaborate upon your disclosure here to outline the various steps you intend to take to implement your business plan and begin generating revenues by providing a timeline of the various events and steps that need to take place and the costs of each event, so that readers can appreciate how much additional capital will need before you will be in a position to generate revenues. The added timeline, should also include, but should not be limited to, the following:

- how you intend to pay Avalon $300,000 by December 31, 2015 given that you will not be generating revenue until a later time;
- how you plan to conduct research and development given that your only current property is an office space;
- how you intend to market your product to the eastern United States given that your sole employee is located in Minnesota;
- where you plan to store your anti-corrosive product kits once they are developed;
- the amount of employees and the specific resources needed to produce these kits; and
- how you determined that kits will cost about $100 to make, and how you determined that you will be able to sell these kits for a $150 gross margin.

With respect to the last bullet point, please disclose the assumptions underlying your projections. As you have not sold any products, it may be inappropriate for you to use these projections. See Item 10(b) of Regulation S-K.

Principal services and their markets, page 19

21. We note that Avalon may terminate the license agreement in the case of a material breach. Please identify these material breaches in the registration statement.

22. Given your disclosures that the "the anti-corrosive process and product industry is highly competitive" and you will face "intense competition from very large, international corporations, as well as from local and national companies," please remove your disclosure that you "intend to to be the leader in the corrosion of these sump pumps."

23. Please change the first word the last paragraph of this section from "once" to "if" because there is no guarantee that your initial technology will be successful.

Strategic Partners and Alliances, page 19

24. Given that you do not have a product yet, please explain how you are working with the EPA and PCA authorities to test your technology.

25. Please identify the state that is considering mandating your process if the testing of your technology is successful.

Government Approval, page 20

26. Please disclose which federal government agencies regulate your product industry.

27. Please specify the various required licenses and permits you currently hold.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

Results of Operations, page 26

28.   We note that you have paid consulting fees. Please disclose who you are paying these fees to and specify the services being provided.

Stock Transactions, page 28

29.   Please disclose here and under the Recent Sales of Unregistered Securities section that you issued 50 shares of Series A Preferred stock for $50,000 on September 30, 2015. Additionally, please explain how you were able to sell these shares on September 30, 2015 when you did not amend your Articles of Incorporation to include Series A Preferred stock until October 5, 2015.

Conflicts of Interest, page 32

30.   Given that your sole executive officer and all your directors also hold the same positions at Avalon, please revise your registration statement to detail this conflict of interest. This comment also applies to your Transactions with Related Persons, Promoters, and Control Persons section.

Security Ownership of Certain Beneficial Owners and Management, page 33

31.   Please revise your table to disclose percentage of shares owned by each of your directors after the offering will be 0.4%, not 0.004%.

Transactions with Related Persons, Promoters, and Control Persons, page 34

32.   Please disclose here that you are leasing your office space free of charge from Avalon.

Note 5 – Preferred Stock, page F-9

33.   Please expand your disclosure for the sale of shares of preferred stock on September 30, 2015, to clarify whether the transaction was with a related party or a third party.

Note 6 – Commitments and Contingencies, page F-10

34.   Please tell us why you did not record a $300,000 liability on June 1, 2015, for the distribution payable to your majority stockholder.

Note 7 – Subsequent Events, page F-10

35.   Please expand your disclosure to clarify the type of shares that you issued for outsourced legal services.

<u>Exhibit 10.1</u>

36.   Please refile Exhibit 10.1 to include the complete attachment of Exhibit A.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tracey Houser, Staff Accountant at 202-551-3736 or Terrence O'Brien, Accounting Branch Chief at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact David Korvin, Staff Attorney at 202-551-3236 or me at 202-551-3397 with any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay Ingram
                                        Legal Branch Chief
                                        Office of Manufacturing and
                                        Construction

cc: <u>Via E-mail</u>
Kenneth Bart, Esq.
Bart and Associates LLC